CONCORDIA INTERNATIONAL CORP.
5770 Hurontario Street, Suite 310
Mississauga, Ontario, L5R 3G5

September 5, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Concordia International Corp.
Application for Qualification of Indenture on Form T-3
File No. 022-29061

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to the 8.000% First Lien Senior Secured Notes due 2024, originally filed on July 11, 2018 (File No. 022-29061) (as amended, the “Form T-3”), of Concordia International Corp. (the “Company”) and the Co-Applicants named therein.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company and the Co-Applicants hereby request acceleration of the effective date of the above referenced Form T-3 to 11:00 a.m. Eastern Time, on Thursday, September 6, 2018, or as soon as possible thereafter.

Please contact Gregory Fernicola or Michael Saliba of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Company, at (212) 735-2918 or (212) 735-2457, respectively, as soon as the Form T-3 has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

CONCORDIA INTERNATIONAL CORP.

By:	/s/ Roberty Sully
Robert Sully
General Counsel